COMMENTS RECEIVED ON 01/02/2018

FROM EDWARD BARTZ

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 811-07139)

Fidelity Government Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 52

“Fund Summary” (prospectus)

“Fee Table”

“(b)  Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class K6 of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.25%. This arrangement will remain in effect through June 30, 2019. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.”

C:

The Staff requests we file a copy of the fee waiver as an exhibit to the registration statement. The Staff also requests we explain whether the waiver is subject to recoupment and, if so, disclose the terms of recoupment in the footnote.

R:

There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).  In addition, the waiver described in footnote (b) is not subject to recoupment and we have updated the footnote as follows:

(b)  Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class K6 of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.25%. This arrangement will remain in effect through June 30, 2019, and neither the Adviser nor any of its affiliates retains the ability to be repaid with respect to this arrangement. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.